Exhibit 99.1

111, Inc. Announces Management and Board Changes

SHANGHAI, China, Jan. 18, 2019 (GLOBE NEWSWIRE) — 111, Inc. (NASDAQ: YI) (“111” or the “Company”), a leading integrated online and offline healthcare platform in China, today announced that Mr. Weihao Xu has resigned as Chief Financial Officer and director for personal reasons.

The Company has begun a process to appoint a successor to Mr. Xu and a further announcement will be made in due course. Mr. Xu will stay until March 7, 2019 to help with the transition.

“I would like to thank Weihao for his substantial contribution to the Company and, in particular, his extensive role in our successful initial public offering and listing on Nasdaq last September,” commented Mr. Junling Liu, Chairman and Chief Executive Officer of 111. “We wish him great success in his future endeavors.”

“I am fortunate to have been part of the success of 111 during a truly remarkable time for both the Company and healthcare industry in China.I look forward to seeing 111’s continued success in the years ahead,” stated Mr. Xu.

About 111, Inc.

111, Inc. (NASDAQ: YI) (“111” or the “Company”) is a leading integrated online and offline healthcare platform in China. The Company provides hundreds of millions of consumers with better access to pharmaceutical products and healthcare services directly through its online retail pharmacy and indirectly through its offline pharmacy network. 111 also offers online healthcare services through its internet hospital, 1 Clinic, which provides consumers with cost-effective and convenient online consultation and electronic prescription services. In addition to providing direct services to consumers through its online retail pharmacy, 111 also enables offline pharmacies to better serve their customers. The Company’s online wholesale pharmacy, 1 Drug Mall, serves as a one-stop shop for pharmacies to source a vast selection of pharmaceutical products. The Company’s new retail platform, by integrating the front and back ends of the pharmaceutical supply chain, has formed a smart supply chain, which transforms the flow of pharmaceutical products to pharmacies and modernizes how they serve their customers.

For more information on 111, please visit http://ir.111.com.cn/

For more information, please contact:

111, Inc.
ir@111.com.cn

Christensen

In China
Mr. Christian Arnell
Phone: +86-10-5900-1548
E-mail: carnell@christensenir.com

In US
Ms. Linda Bergkamp
Phone: +1-480-614-3004
Email: lbergkamp@christensenir.com